July 29, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	Foster Wheeler Ltd.
Form 10-K for Fiscal Year Ended December 28, 2007
Form 10-Q for Fiscal Quarter Ended March 28, 2008
Proxy filed on March 25, 2008
File No. 1-31305

Dear Mr. Decker:

Set forth below are responses of Foster Wheeler Ltd. (“Foster Wheeler”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Franco Baseotto, dated July 18, 2008 (the “Letter”). For your convenience, this letter sets forth in italics each of the Staff’s comments before the responses thereto.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A, FILED ON MARCH 25, 2008

Compensation Discussion and Analysis, page 20

1.
We have read your response to comment 12 in our letter dated May 30, 2008 and your proposed future disclosure. However, it appears that this information is required to be disclosed pursuant to Item 402(b)(1)(v) of Regulation S-K. Without knowing how you calculated consolidated net earnings, how it was adjusted, and the numerical 2006 consolidated net earnings, as adjusted, it is difficult to understand how you determined the amount of compensation to pay to each executive officer under the STI plan and the actual formula used to reach the amount. Additionally, since the numerical 2006 consolidated net earnings, as adjusted was provided to your compensation committee and directly used in the calculations to determine awards under the STI plan, it appears to be a material factor in you compensation decision-making process. In future filings, please disclose the numerical performance target under the STI plan and if you continue to use consolidated net earnings, as adjusted, please disclose how you calculated consolidated net earnings, how it was adjusted, and the numerical consolidated net earnings, as adjusted.

United States Securities and Exchange Commission
July 29, 2008

Response: In response to the Staff’s comment, in future filings we will disclose the numerical performance target under the STI plan and if we continue to use consolidated net earnings, as adjusted, we will disclose how we calculated consolidated net earnings, how it was adjusted, and the numerical consolidated net earnings, as adjusted. Set forth below is our proposed revised disclosure of the calculation, the adjustments and the numerical performance target, using the fiscal 2007 formula as an example:

“For fiscal 2007, the performance target for our named executive officers under the STI plan was consolidated net earnings, as adjusted for certain operating and non-operating items and exclusions. In order to earn the target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at $264.6 million, or 140% of consolidated adjusted net earnings for fiscal 2006. To achieve the maximum award, two times the individual target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at $296.2 million, or 157% of consolidated adjusted net earnings for fiscal 2006. To achieve the minimum or threshold award of 70% of the target award opportunity, the consolidated adjusted net earnings performance goal for fiscal 2007 was set at $229.4 million, or 121% of consolidated adjusted net earnings for fiscal 2006.

     Our actual consolidated adjusted net earnings in fiscal 2007 was $363.3 million, which significantly exceeded our performance goal for the maximum award of two times the target award opportunity. The Compensation Committee therefore approved STI awards at two times the individual target award opportunities for our named executive officers.

     When evaluating our actual results for fiscal 2007 and 2006, the Compensation Committee excluded from consolidated net earnings certain charges and gains. The Compensation Committee believes the adjusted results better reflect our operating performance. The adjustments for fiscal 2007 included the impact, whether positive or negative, of foreign currency fluctuations, tariff rates set by third parties, certain legacy projects, tax valuation allowance adjustments and asbestos settlements. The net effect of these adjustments was to reduce our reported consolidated net earnings of $393.9 million by $30.6 million.”

*    *    *    *

I trust the foregoing is responsive to the comments posed in your Letter and am available at 908-730-4250 to discuss these matters with you at your convenience. You may also contact Lisa Wood, Vice President and Controller, at 908-713-2801 to discuss these matters.

United States Securities and Exchange Commission
July 29, 2008

Very truly yours,

/s/ Franco Baseotto

Franco Baseotto
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Jessica Kane, Staff Attorney, Securities and Exchange Commission
Brigitte Lippmann, Staff Attorney, Securities and Exchange Commission
Ernest Greene, Staff Accountant, Securities and Exchange Commission
Lisa Haynes, Staff Accountant, Securities and Exchange Commission